Exhibit 2

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) entered into on November 29, 2004, by, between and among May and Scofield, LLC, a Michigan limited liability company (“Buyer 1”), M&S Ohio Real Estate Holdings LLC, a Michigan limited liability company and a wholly-owned subsidiary of Buyer 1 (“Buyer 2,” and together with Buyer 1, the “Buyer”), Strydel, Inc., an Ohio corporation (the “Seller”), and The Ohio Art Company, an Ohio corporation (the “Seller’s Stockholder”).  Buyer, Seller and Seller’s Stockholder are referred to collectively herein as the “Parties.”

This Agreement contemplates a transaction in which Buyer will purchase all of the Acquired Assets (as defined below) in return for the consideration and on the terms set forth in this Agreement.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

1.             Definitions.

“Acquired Assets” means all Seller’s right, title, and interest in and to the following assets:  (a) the Real Property; (b) all machinery and equipment (including furniture, tools, jigs, and dies) located at the Facility; (c) all inventory (including raw materials and supplies, goods in process and finished goods) located at the Facility; (d) all Prepaid Tooling purchased or owned by Seller or currently in development; (e) the leases, subleases, and rights thereunder (but only to the extent the obligations of Seller under such leases or subleases are specifically assumed hereunder by Buyer) set forth on Exhibit A; (f) the agreements and contracts set forth on Exhibit B and all contracts between the Seller, on one hand, and either General Motors Corporation or Norplas, on the other hand; (g) all approvals, permits, licenses and orders (but only to the extent the obligations of Seller under such approvals, permits, licenses and orders are specifically assumed hereunder by Buyer); (h) the corporate name “Strydel, Inc.” and all telephone numbers of Seller; and (i) all customer records, ledgers, files, correspondence and lists exclusively relating to the Business; provided, however, that the Acquired Assets shall not include (i) the corporate charter, taxpayer and other identification numbers, seals, minute books, stock transfer books, and other documents relating to the organization, maintenance, and existence of Seller as a corporation;  (ii) any and all intellectual property; (iii) tax records and liability records of Seller; (iv) any of the rights of Seller under this Agreement; (v) accounts, notes and other receivables; (vi) all cash, cash equivalents and short-term investments; (vii) all of the contracts set forth on Exhibit C; (viii) any Tax credit or Tax refund paid or payable with respect to the Business or to the ownership of the Business or to the ownership of the Acquired Assets prior to the Effective Time;  (ix) items sold, transferred, disposed of or consumed and contracts and other agreements terminated prior to Closing; (x) Customer-Owned Tooling; (xi) financial and employment records, ledgers, files, correspondence and lists of Seller; and (xii) any and all other assets of Seller (including any net operating loss carry forwards) not specifically included in the definition of Acquired Assets.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, liabilities, damages, expenses, and fees (including court costs and reasonable attorneys’ fees and expenses).

“Assumed Liabilities” means (i) any amounts outstanding on open purchase orders or incurred in the Ordinary Course of Business related to the Prepaid Tooling for which Seller has not received an invoice; (ii) any liability arising after the Effective Time with respect to the agreements and contracts described in Exhibit B and all contracts between the Seller, on the one hand, and either General Motors Corporation or Norplas, on the other hand (in all cases other than any liability to the extent arising due to a breach by Seller that occurred prior to the Effective Time to the extent such liability arises as the result of such breach); (iii) any liability of Seller arising after the Effective Time under any contract included in the Acquired Assets that is entered into by Seller after the date hereof in accordance with the provisions of this Agreement (other than any liability to the extent arising due to breach by Seller that occurred prior to the Effective Time to the extent such liability arises as a result of such breach); (iv) all liabilities with respect to possession of the Prepaid Tooling and Customer-Owned Tooling incurred after the Effective Time; (v) any and all liabilities relating to, or arising due to, the acquisition, ownership or use of any of the Acquired Assets after the Effective Time; (vi) any liability of or relating to Hazardous Materials released or disposed of on the Real Property after the Effective Time; (vii) any liability of Seller described in Exhibit D; and (viii) any liabilities arising out of the operation and use of the Acquired Assets and Buyer’s leasing, ownership or operation of Real Property on and after the Effective Time.

“Business” means Seller’s business of manufacturing custom injection molded plastic components and the assembly thereof by Seller.

“Buyer” has the meaning set forth in the preface above.

“Closing” has the meaning set forth in §2(e) below.

“Closing Date” has the meaning set forth in §2(e) below.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consents” has the meaning set forth in §8(a)(iii) below.

“Customer-Owned Tooling” means any tools owned by a customer of Seller located at the Facility.

“Disclosure Schedule” has the meaning set forth in §3 below.

“Effective Time” has the meaning set forth in §2(e) below.

“Environmental, Health, and Safety Requirements” shall mean all Legal Requirements, all judicial and administrative orders, and all common law concerning public health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal,  discharge, release, threatened release, or cleanup of any Hazardous Materials.

“Facility” means the facility located at 201 Ellis Street, Stryker, Ohio.

“Financial Statements” has the meaning set forth in §3(f) below.

“Hazardous Materials” shall mean any substance, material, waste, gas or particulate matter which is regulated by any local governmental authority, the State of Ohio, or the United States Government, including, but not limited to, any material or substance which is (a) defined as a “hazardous waste”, “hazardous material”, “hazardous substance”, “extremely hazardous waste”, or “restricted hazardous waste” under any provision of Ohio law, (b) petroleum or any petroleum byproduct or derivative, (c) asbestos, (d) polychlorinated biphenyl (“PCB”), (e) radioactive material, (f) designated as a “hazardous substance” pursuant to Section 311 of the Federal Water Pollution Control Act (the Clean Water Act), 33 U.S.C. § 1251 et seq. (33 U.S.C. § 1321), (g) defined as a “hazardous waste” pursuant to Section 1004 of the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq. (42 U.S.C. § 6903), or (h) defined as a “hazardous substance” pursuant to Section 101 of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq. (42 U.S.C. § 9601) (“CERCLA”).

“Improvements” means all buildings, structures, fixtures, building systems and equipment, and components thereof, included in the Real Property.

“Indemnified Party” has the meaning set forth in §7(d) below.

“Knowledge” means as to Seller and Seller’s Stockholder, the actual knowledge of any persons listed on Schedule A hereto, without any duty to conduct an independent investigation; and as to Buyer 1 or Buyer 2, the actual knowledge of such entity and any manager or executive officer of such entity, without any duty to conduct an independent investigation.

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, statute or treaty.

“Loss” means any liability, expense (including attorney’s fees), loss, damage, obligation, or responsibility.

“Material Adverse Effect” means a material adverse effect on the results of operations or financial condition of the Business taken as a whole or the ability of Seller to consummate the transactions contemplated hereby.

“Material Customer” has the meaning set forth in §3(h) below.

“Material Supplier” has the meaning set forth in §3(h) below.

“Monthly Financial Statements” has the meaning set forth in §3(f) below.

“Most Recent Financial Statements” has the meaning set forth in §3(f) below.

“Ordinary Course of Business” means the ordinary course of business of Seller consistent with past custom and practice.

“Party” has the meaning set forth in the preface above.

“Permitted Encumbrances” means with respect to each parcel of Real Property: (a) real estate taxes, assessments and other governmental levies, fees or charges imposed with respect to such Real Property which are not due and payable as of the Closing Date;  (b) zoning, building codes and other land use laws regulating the use or occupancy of such Real Property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such Real Property which are not violated by the current use or occupancy of such Real Property or the operation of the business of Seller as currently conducted thereon; (c) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such Real Property which do not or would not materially impair the use or occupancy of such Real Property in the operation of the business of Seller as currently conducted thereon; (d) acts done or suffered by, through or under Buyer; and (e) liens or encumbrances of a definite and ascertainable amount which can and will be satisfied effective as of the Closing Date.

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

“Prepaid Tooling” means all tooling developed and produced at the direction of or by Seller on behalf of a customer of Seller with the intent to transfer title of such tooling to a customer upon completion of the tooling and acceptance by customer.

“Purchase Price” has the meaning set forth in §2(d) below.

“Retained Liabilities” means every obligation and liability of Seller that is not an Assumed Liability, including:  (a) any liability arising out of products of Seller sold prior to the Effective Time and any liability arising out of any defects in products manufactured by Seller prior to the Effective Time; (b) any liability under any contract assumed by Buyer pursuant to this Agreement that arises after the Effective Time to the extent that it arises out of any breach that occurred prior to the Effective Time; (c) any liability for Taxes, including (i) any Taxes owed as a result of Seller’s operation of its business or ownership of the Acquired Assets prior to the Effective Time, (ii) any Taxes owed by Seller due to Seller’s sale of the Acquired Assets pursuant to this Agreement; (d) any liability of Seller under any contract not assumed by Buyer under this Agreement, including any liability arising out of or relating to Seller’s credit facilities or any security interest related thereto; (e) any liabilities of Seller to the extent arising due to Seller’s violation of any Environmental, Health, and Safety Requirements in connection with the operation of Seller’s business or Seller’s leasing, ownership or operation of Real Property prior to the Effective Time; (f) any liability under any employee plans of Seller or Seller’s Stockholder or relating to payroll, vacation, sick leave, workers’ compensation, unemployment benefits, pension benefits, employee stock option or profit-sharing plans, health care plans or benefits or any other employee plans or benefits of any kind for Seller’s employees or former employees or both; (g) any liability of Seller to the extent arising out of any proceeding to which Seller is a party that is pending as of the Effective Time; (h) any liability arising out of any proceeding commenced after the Effective Time  to the extent any occurrence or event happening prior to the Effective Time is the basis for such proceeding; (i) any liability arising out of Seller’s noncompliance with any Legal Requirement of any governmental authority prior to the Effective Time; (j) any liability of Seller under this Agreement or any other document executed in connection with the Closing; (k) any liability relating to the WARN Act or similar acts caused by any action of the Seller prior to the Effective Time or by Buyer’s decision at the Closing not to rehire on the Closing Date previous employees of Seller; and (l) any liability to real estate brokerages providing services to Seller prior to the Effective Time.

“Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto described on Exhibit E.

“Real Property Laws” has the meaning set forth in §3(j) below.

“remediate” or “remediation” shall mean any Legal Requirement that compels a Person to remediate the Real Property due to a claim related to Environmental Health and Safety Requirements or the release or Hazardous Materials in order to operate the Business as currently conducted.

“Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for taxes not yet due and payable (or for taxes that the taxpayer is contesting in good faith through appropriate proceedings), and (c) liens securing rental payments under capital lease arrangements.

“Seller” has the meaning set forth in the preface above.

“Seller’s Stockholder” means The Ohio Art Company, an Ohio corporation, which owns 100% of the outstanding stock of Seller.

“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” has the meaning set forth in §7(d) below.

“Title Commitments” has the meaning set forth in §8(a) below.

“Title Company” has the meaning set forth in §8(a) below.

“Title Policies” has the meaning set forth in §8(a) below.

2.             Basic Transaction.

(a)           Purchase and Sale of Assets.  Subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell, transfer, convey, and deliver to Buyer, all of Seller’s rights, title, and interest in and to the Acquired Assets at the Closing for the consideration specified below in this §2.

(b)           Assignment Contracts, Permits, Rights, etc.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign the right, title or interest of Seller in, to or under any contract, license, permit, lease, commitment, sales order, purchase order or other agreement or any claim or right of any benefit arising thereunder or resulting therefrom if any attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or in any way adversely affect the rights of Buyer or Seller thereunder or if by its nature such contract, license, permit, lease, commitment, sales order, purchase order or other agreement or claim of right cannot be assigned.  Seller shall use its reasonable efforts to obtain, and Buyer agrees to cooperate with Seller in its efforts to obtain, the consent of such third party to the assignment or transfer thereof to Buyer in all cases, in which such consent is required for assignment or transfer.  Notwithstanding the foregoing, the obligations of Seller or Buyer under this section shall not include any obligation to make any material payment or incur any material economic burden.

(c)           Assumption of Liabilities.  On and subject to the terms and conditions of this Agreement, Buyer agrees to assume and become responsible for all of the Assumed Liabilities at the Closing.  Buyer will not assume or have any responsibility, however, with respect to any of the Retained Liabilities or any other obligation or liability of Seller not expressly included within the definition of Assumed Liabilities.  The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller.  This Section 2(c) shall survive the Closing.

(d)           Purchase Price.  Buyer agrees to pay to Seller at the Closing in immediately available funds One Million Six Hundred and Seventy Five Thousand dollars ($1,675,000.00) (the “Purchase Price”) plus the Inventory Amount and the Prepaid Tooling Amount.

“Inventory Amount” means an amount in dollars equal to 85% of the value of the Seller’s inventory that could be commercially usable for an outstanding customer program of Seller within one (1) year of the Closing and located at the Facility or in the possession of third parties as of the Closing Date calculated at Seller’s standard cost; provided, however, that inventory purchased or produced by, or on behalf of, Seller at the request of Buyer to meet customer shipping schedules shall be purchased at 100% of the value of such inventory as of the Closing Date calculated at Seller’s standard cost.  Seller shall conduct a physical inventory prior to Closing and shall update inventory information through the Closing Date by use of receipts, shipments, purchase orders and other documentation.

“Prepaid Tooling Amount” means an amount in dollars equal to 100% of the value of the Company’s Prepaid Tooling for which Seller has received an invoice or bill from vendors prior to the Effective Time.

(e)           The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Seller at One Toy Street, Bryan, Ohio 43506, commencing at 9:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) (the “Closing Date”); provided, however, that the Closing Date shall be no later than March 31, 2005 unless the Parties mutually agree in writing to extend the Closing Date.  The effective time (“Effective Time”) shall be at 5:00 p.m. Eastern Standard Time on the Closing Date.

(f)            Allocation.  The Parties agree to allocate the Purchase Price (and all other capitalizable costs) among the Acquired Assets for all purposes (including financial accounting and tax purposes) in accordance with the allocation schedule attached hereto as Exhibit F.  Such allocation shall be used for all purposes including the preparation and filing of Form 8594 with the IRS.

(g)           Transfer Taxes.  Seller shall be responsible for and pay all sales and transfer taxes in connection with the transfer of the Acquired Assets provided for herein.  The parties agree to reasonably cooperate in providing the information required by any returns or other documentation relating to such transfer taxes.

(h)           Prorations.  Any leased personal property and all ad valorem taxes, real property taxes, payments in lieu of taxes, personal property taxes and other assessments, including, without limitation, water, sewage and other utility charges on the Acquired Assets will be prorated between Seller and Buyer as of the Closing Date based on the number of days of the applicable period that each party owns or occupies the Acquired Assets based on the most recently ascertainable tax bill if a current tax bill is unavailable as of the Closing Date.  If Buyer receives a credit for prorated taxes pursuant to this Section, Buyer shall be responsible for the timely payment of such taxes regardless of the responsibility set forth in any applicable law.  To the extent practicable, all such prorations and payments will be made on the Closing Date, with the balance to be made as soon as practicable following the Closing Date upon delivery by Buyer or Seller, as applicable, of reasonable documentation of such payment to the other party.

3.             Representations and Warranties of Seller and Seller’s Stockholder.  Seller and Seller’s Stockholder, jointly and severally, represent and warrant to Buyer that the statements contained in this §3 are correct and complete as of the date of this Agreement, except as set forth in the disclosure schedule accompanying this Agreement (the “Disclosure Schedule”).  The exceptions, modifications, descriptions and disclosures in any Disclosure Schedule attached hereto are made for all purposes of this Agreement and are exceptions to all representations and warranties set forth in this Agreement or in any agreement or instrument delivered pursuant to or in connection with this Agreement.

(a)           Organization of Seller.  Seller and Seller’s Stockholder are  corporations duly organized, validly existing, and in good standing under the laws of the State of Ohio.

(b)           Authorization of Transaction.  Seller and Seller’s Stockholder each have full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform their respective obligations hereunder.  Without limiting the generality of the foregoing, the board of directors of Seller and of Seller’s Stockholder have duly authorized the execution, delivery, and performance of this Agreement by Seller and Seller’s Stockholder.  This Agreement constitutes the valid and legally binding obligation of Seller and Seller’s Stockholder, enforceable in accordance with its terms and conditions, subject to (a) the effect of applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium or other similar federal or state laws affecting the rights of creditors and (b) the effect or availability of rules of law governing specific performance, injunctive relief or other equitable remedies (regardless of whether any such remedy is considered in a proceeding at law or in equity).

(c)           Noncontravention.  Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in §2 above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Seller is subject or any provision of the charter or bylaws of Seller or Seller’s Stockholder or (ii) except as set forth in Schedule 3(c) of the Disclosure Schedule, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller or Seller’s Stockholder is a party or by which they are bound or to which any of Seller’s assets is subject, except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, or failure to give notice, would not have a Material Adverse Effect.  Except as set forth in Schedule 3(c) of the Disclosure Schedule, Seller and Seller’s Stockholder do not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for Seller and Seller’s Stockholder to consummate the transactions contemplated by this Agreement.

(d)           Brokers’ Fees.  Except for payments owed to Disalle Real Estate Company by Seller, neither Seller nor Seller’s Stockholder has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Buyer could become liable or obligated.

(e)           Title to Assets.  Seller has good title to the personal property included in the Acquired Assets to be conveyed by it under this Agreement. Seller has the right to transfer such Acquired Assets to Buyer, and at the Closing, Buyer will receive such Acquired Assets free and clear of any liens, claims or encumbrances except for liens, claims or encumbrances which will be discharged upon payment of the associated Assumed Liability.

(f)            Financial Statements.  Attached hereto as Schedule 3(f) are the following unaudited financial statements of Seller (collectively the “Financial Statements”): (i) internally prepared balance sheets and statements of income as of and for the fiscal years ended January 31, 2003 and January 31, 2004 for Seller; and (ii) internally prepared balance sheets and statements of income (the “Most Recent Financial Statements”) as of and for the eight (8) months ended September 30, 2004 for Seller.  On or before the last day of each calendar month commencing after the date of this Agreement but with respect to the month immediately prior to the Closing Date, no later than fifteen days after the end of the month immediately prior to the Closing Date, Seller shall deliver to Buyer internally prepared balance sheets and statements of income (the “Monthly Financial Statements”) as of and for the immediately preceding calendar month.  The Financial Statements (including the notes thereto, if any) have been prepared on a consistent basis throughout the periods covered thereby, are consistent with the books and records of Seller and fairly present in all material respects the financial position of Seller as of the dates thereof and its results of operations for the period then ended; provided, however, that the Most Recent Financial Statements and the Monthly Financial Statements are subject to normal year-end adjustments (which are not expected to be material individually or in the aggregate) and lack footnotes and other presentation items.

(g)           Legal Compliance. Seller has complied with all applicable Legal Requirements (excluding principles of common law), except for those failures to comply that would not reasonably be expected to have a Material Adverse Effect.  To the Knowledge of Seller and Seller’s Stockholder, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed, commenced or threatened against Seller alleging any failure so to comply.

(h)           Customers and Purchase Orders.  Schedule 3(h)(A) sets forth a list of all of the customers of Seller with annual purchases exceeding $200,000 for the year ended January 31, 2004 (“Material Customer”) and suppliers of Seller receiving annual payments from the Company exceeding $ 200,000 for the year ended January 31, 2004 (the “Material Suppliers”).  Schedule 3(h)(B) sets forth all purchase orders of Seller for the provision of goods and services involving consideration in excess of $50,000.  Except as set forth in Schedule 3(h)(C), since February 1, 2004, no Material Customer of Seller has provided written notice to Seller of its intention to terminate its relationship with Seller.

(i)            Inventory.  Schedule 3(i) sets forth a list of all inventory of Seller as of the date of this Agreement.

(j)            Real Property.

(i)            Schedule 3(j) attached hereto sets forth the address and description of each parcel of Real Property.  With respect to each parcel of Real Property:

(A)          Seller has not leased or otherwise granted to any Person the right to use or occupy such Real Property or any portion thereof except as set forth on Schedule 3(j); and

(B)           To the Knowledge of Seller and Seller’s Stockholder there are no outstanding options, rights of first offer or rights of first refusal to purchase such Real Property or any portion thereof or interest therein.

(ii)           The Real Property identified on Schedule 3(j) comprises all of the real property used in the Business of Seller; and Seller is not a party to any agreement or option to purchase or lease any real property or interest therein not identified on Schedule 3(j).

(iii)          To the Knowledge of Seller and Seller’s Stockholder, Seller has not received written notice of any condemnation, expropriation or other proceeding in eminent domain, affecting any parcel of Real Property or any portion thereof or interest therein except as set forth on Schedule 3(j).  To the Knowledge of Seller and Seller’s Stockholder, there is no injunction, decree, order, writ or judgment outstanding, nor any claims, litigation, administrative actions or similar proceedings, pending or threatened, relating to the ownership, lease, use or occupancy of the Real Property or any portion thereof, or the operation of the business of Seller as currently conducted thereon except as set forth on Schedule 3(j).

(iv)          To the Knowledge of Seller and Seller’s Stockholder, Seller has not received any written notice of violation of any applicable building, zoning, subdivision, health and safety and other land use laws, including The Americans with Disabilities Act of 1990, as amended, and all insurance requirements affecting the Real Property (collectively, the “Real Property Laws”) except as set forth on Schedule 3(j).

(v)           To the Knowledge of Seller and Seller’s Stockholder, the Real Property has direct access to a public street adjoining the Real Property and such access is not dependent on any land or other real property interest which is not included in the Real Property except as set forth on Schedule 3(j).  To the Knowledge of Seller and Seller’s Stockholder, none of the Improvements or any portion thereof is dependent for its access, use or operation on any land, building, improvement or other real property interest which is not included in the Real Property except as set forth on Schedule 3(j).

(vi)          To the Knowledge of Seller and Seller’s Stockholder, Seller has received no notification, whether written or oral, has been received of any proposed cut in or allocation of any water, gas, electrical, telecommunications, sewer, storm and waste water systems and other utility services or systems for the Real Property except as set forth on Schedule 3(j).

(vii)         To the Knowledge of Seller and Seller’s Stockholder, the current use and occupancy of the Real Property and the operation of the business of Seller as currently conducted thereon does not violate in any material respect any easement, covenant, condition, restriction or similar provision in any instrument of record or other unrecorded agreement affecting such Real Property.

(viii)        To the Knowledge of Seller and Seller’s Stockholder, there are no outstanding requirements or recommendations by any insurance company that has issued a policy currently insuring the Real Property, or by any board of fire underwriters or other body exercising similar functions requiring or recommending any repairs or work to be done on any such property.

(k)           Tangible Assets.  To the Knowledge of Seller and Seller’s Stockholder, the tangible Acquired Assets are free from material defects, have been maintained in accordance with normal industry practice, and are in normal operating condition and repair taken as a whole in light of its age and type of construction (subject to normal wear and tear) other than equipment not currently being used.

(l)            Litigation.  Seller is not subject to any litigation or, to the Knowledge of Seller and Seller’s Stockholder, threatened with any action, suit or legal proceeding that would result in a Material Adverse Effect.

(m)          WARN Act.  Seller has not violated the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local Legal Requirement.

(n)           Environmental, Health, and Safety Matters.

(i)            To the Knowledge of Seller and Seller’s Stockholder, Seller is in compliance with Environmental, Health, and Safety Requirements, except for such instances of noncompliance as would not have a Material Adverse Effect.

(ii)           To the Knowledge of Seller and Seller’s Stockholder, Seller has not received any written notice, report or other information regarding any actual or alleged material violation of Environmental, Health, and Safety Requirements, or any material liabilities or potential material liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to Seller or its facilities arising under Environmental, Health, and Safety Requirements, except as set forth on Schedule 3(n).

(iii)          To the Knowledge of Seller and Seller’s Stockholder, there are and have been no releases of Hazardous Materials into, on, from or emanating from the Real Property which would be expected to have a Material Adverse Effect on the financial condition of Seller.

(iv)          To the Knowledge of Seller and Seller’s Stockholder, the Seller holds and is in compliance with all material environmental permits required under the Environmental, Health, and Safety Requirements.

(v)           To the Knowledge of Seller and Seller’s Stockholder, the Real Property is not listed or proposed for listing on the National Priorities List promulgated pursuant to the CERCLA, or listed on the Comprehensive Environmental Response, Compensation and Liability Information System promulgated pursuant to CERCLA.

(vi)          This § 3(n) contains the sole and exclusive representations and warranties of Seller with respect to any environmental, health, or safety matters, including without limitation any arising under any Environmental, Health, and Safety Requirements.

(o)           No Other Representation or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 3, NEITHER SELLER NOR SELLER’S STOCKHOLDER MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AT LAW OR IN EQUITY, IN RESPECT OF ANY OF THE ACQUIRED ASSETS, THE BUSINESS OR ANY OF ITS LIABILITIES OR OPERATIONS, INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO THE MERCHANTABILITY OR THE FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

4.             Representations and Warranties of Buyer.  Buyer represents and warrants to Seller and to Seller’s Stockholder that the statements contained in this §4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §4).

(a)           Organization of Buyer.  Each of Buyer 1 and Buyer 2 is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Michigan.  Buyer 2 is a wholly owned subsidiary of Buyer 1.

(b)           Authorization of Transaction.  Each of Buyer 1 and Buyer 2 has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder.  The board of managers of each of Buyer 1 and Buyer 2 has authorized the execution, delivery, and performance of this Agreement by that entity.  This Agreement constitutes the valid and legally binding obligation of each of Buyer 1 and Buyer 2, enforceable in accordance with its terms and conditions.

(c)           Noncontravention.  Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in §2 above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which either Buyer 1 or Buyer 2 is subject or any provision of the charter or operating agreement of Buyer 1 or Buyer 2 or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which either Buyer 1 or Buyer 2 is a party or by which it is bound or to which any of its assets is subject.  Neither Buyer 1 nor Buyer 2 needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in §2 above).

(d)           Brokers’ Fees.  Neither Buyer 1 nor Buyer 2 has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Seller could become liable or obligated.

(e)           Litigation.  Neither Buyer 1 nor Buyer 2 is subject to any litigation or, to the Knowledge of Buyer 1 nor Buyer 2, threatened with any action, suit or legal proceeding, which could reasonably be expected to affect its ability to engage in the transactions contemplated hereby.

(f)            Financing.  Each of Buyer 1 and Buyer 2 has sufficient immediately available funds to complete the transactions contemplated hereby.

5.             Pre-Closing Covenants.  The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

(a)           General.  Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 8 below).

(b)           Notices and Consents.  Seller will use its reasonable efforts to obtain the Consents.

(c)           Operation of Business.  Except as contemplated by this Agreement and except with respect to the inventory used in the Business, Seller will not engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business.

(d)           Access.  Seller will permit representatives of Buyer to have reasonable access during normal business hours, and in a manner so as not to interfere with the normal business operations of Seller to all premises, properties, personnel listed on Schedule 5(d), books, records (including tax records), contracts, and documents of or pertaining to Seller.  Said access to be granted upon at least 24 hours advanced notice.  Buyer shall furnish Seller and Seller’s Stockholder with a copy of any environmental site assessment of the Real Property that it obtains or otherwise has prepared with respect to the Real Property.

(e)           Notice of Developments.  Each Party will give prompt written notice to the other Party of any adverse development causing a breach of any of the representations and warranties in §3 and §4 above.

(f)            Maintenance of Real Property.  Seller shall maintain the Real Property, including all of the Improvements in substantially the same condition as of the date of this Agreement, ordinary wear and tear excepted, and shall not demolish or remove any of the existing Improvements, or erect new improvements on the Real Property or any portion thereof, without the prior written consent of Buyer.

(g)           Title Insurance.  Buyer shall obtain such Title Commitments and Title Policies in form and substance as set out in Section 8 of this Agreement.  Seller and Buyer shall provide the Title Company with any affidavits, undertakings, memoranda or other assurances reasonably requested by the Title Company to issue the Title Policies.

(h)           Employee Matters. Seller shall pay all wages, salaries, commissions and reimbursable expenses due its employees for all services rendered up to and including the Closing Date.  Seller agrees to terminate all of its employees prior to the Effective Time.

(i)            Customers and Other Relationships.  Buyer agrees that it and its agents and representatives shall not contact or otherwise communicate with any customer or supplier of Seller relative to Seller’s business except as expressly provided in the subsequent sentence.  Prior to Closing, at Buyer’s request, Seller, certain of Seller’s employees and Buyer shall meet jointly with General Motors Corporation and Norplas to discuss the contemplated sale of the Acquired Assets and the transition of the Business in connection with the contemplated sale of the Acquired Assets.  The meetings will occur on such dates as Buyer and Seller shall agree.

(j)            Noncompetition. For a period of two (2) years after the Closing Date, Seller shall not, anywhere in the States of Ohio and Michigan, directly or indirectly, invest in, own, manage, operate or advise any person engaged in or planning to become engaged in the Business, provided, however, that Seller may purchase or otherwise acquire up to (but not more than) five percent (5%) of any class of the securities of any person (but may not otherwise participate in the activities of such Person) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(b) or 12(g) of the Exchange Act.

6.             Post-Closing Covenants.  The Parties agree as follows with respect to the period following the Closing.

(a)           General.  In case at any time after the Closing any further action is reasonably necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party.

(b)           Litigation Support.  In the event and for so long as Buyer or Seller is actively contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving Seller, or subsequent to the Closing Date exclusively relating to the Acquired Assets, then each Party will reasonably cooperate with the contesting or defending Party and its counsel in the contest or defense, make reasonably available  its personnel, and provide such testimony and reasonable access to its books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party.

(c)           No Solicitation of Employees.  With respect to each employee of Seller that is named on Schedule 6(c) hereto, Buyer shall have thirty (30) days to negotiate with such employee an agreement for the future employment of such employee by Buyer, and during such period neither Seller nor Seller’s Stockholder shall solicit the future employment of such person.  If Buyer and such person have not reached such an agreement by the end of such period, then Seller and Seller’s Stockholder may solicit the future employment of such person.  As to any former employee of Seller who accepts employment with Buyer prior to the Closing Date, Seller and Seller’s Stockholder agree not to solicit the employment of any such person during the two (2)year period following the Closing Date; provided, however, that if any such person leaves the employ of Buyer, then Seller and Seller’s Stockholder agree not to solicit the employment of such person prior to that date that is ninety days after the date that such person leaves the employ of Buyer.  The Closing is not contingent upon the acceptance of employment with Buyer by any employee of Seller.

(d)           Customer-Owned Tooling Ownership.  Buyer agrees to (i) hold the Customer-Owned Tooling for the benefit of each owner of Customer-Owned Tooling and (ii) notify the owners of the Customer-Owned Tooling pursuant to a letter, the form of which is agreed to by Seller, that such Customer-Owned Tooling is in the possession of Buyer within thirty (30) days after the Closing Date.  Buyer agrees to maintain the Customer-Owned Tooling in accordance with industry standards and to apply the same standard of care to the Customer-Owned Tooling that Buyer applies to its own property. Buyer shall return any Customer-Owned Tooling Product to its owner upon the written or oral request of such owner.

7.             Remedies for Breaches of This Agreement.

(a)           Survival of Representations and Warranties.  All of the representations and warranties of Seller contained in §3(e)-(n) shall survive the Closing and continue in full force and effect for a period of two (2) years thereafter.  The covenant of Seller and Seller’s Stockholder under Section 7(b)(ii) and the covenant of Buyer under Section 7(c)(ii) shall survive the Closing and continue in full force and effect for a period of two (2) years thereafter.  All of the other representations and warranties of Buyer, Seller, and Seller’s Stockholder contained in this Agreement shall survive the Closing (unless the damaged Party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect forever thereafter (subject to any applicable statutes of limitations plus a period of sixty (60) days thereafter).

(b)           Indemnification Provisions for Benefit of Buyer.

(i)            In the event Seller or Seller’s Stockholder breaches any of their representations and warranties set forth §3 of this Agreement or any covenants contained in this Agreement, (and, if there is an applicable survival period pursuant to §7(a) above) provided that Buyer makes a written claim for indemnification against Seller and/or Seller’s Stockholder pursuant to this §7 within such survival period, then jointly and severally Seller and Seller’s Stockholder agree to indemnify, defend and hold Buyer harmless from and against the entirety of any Adverse Consequences Buyer may suffer through and after the date of the claim for indemnification (including any Adverse Consequences Buyer may suffer after the end of any applicable survival period with respect to such claim) resulting from or  arising out of or caused by such breach.

(ii)           Seller and Seller’s Stockholder jointly and severally agree to indemnify Buyer from and against the entirety of any Adverse Consequences Buyer may suffer resulting from or arising out of or caused by any Retained Liabilities.

(c)           Indemnification Provisions for Benefit of Seller and Seller’s Stockholder.

(i)            In the event Buyer 1 or Buyer 2 breaches any of its representations and warranties set forth in §4 of this Agreement or any covenants contained in this Agreement (and, if there is an applicable survival period pursuant to §7(a) above), provided that Seller or Seller’s Stockholder makes a written claim for indemnification against Buyer pursuant to this §7 within such survival period, then Buyer 1 and Buyer 2 jointly and severally agree to indemnify, defend and hold Seller or Seller’s Stockholder harmless from and against the entirety of any Adverse Consequences Seller or Seller’s Stockholder may suffer through and after the date of the claim for indemnification (including any Adverse Consequences Seller or Seller’s Stockholder may suffer after the end of any applicable survival period) resulting from or arising out of or caused by such breach.

(ii)           Buyer 1 and Buyer 2 jointly and severally agree to indemnify Seller and Seller’s Stockholder from and against the entirety of any Adverse Consequences Seller or Seller’s Stockholder may suffer resulting from or arising out of or caused by any Assumed Liability.

(d)           Matters Involving Third Parties.

(i)            If any third party shall notify any Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against any other Party (the “Indemnifying Party”) under this §7, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

(ii)           Any Indemnifying Party will have the right to assume the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party at any time within 10 days after the Indemnified Party has given notice of the Third Party Claim; provided, however, that the Indemnifying Party must conduct the defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard; and provided further that the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim.

(iii)          So long as the Indemnifying Party has assumed and is conducting the defense of the Third Party Claim in accordance with Section 7(d)(ii) above, (A) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably) unless the judgment or proposed settlement involves only the payment of money damages by one or more of the Indemnifying Parties and does not impose an injunction or other equitable relief upon the Indemnified Party and the Indemnifying Party pays such money damages in full or obtains a release of the Indemnified Party from and against any losses, damages, expenses, and liabilities arising out of such settlement or judgment and (B) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably).

(e)           General Provisions Relating to Remedies and Indemnification.

(i)            Notwithstanding anything contained herein to the contrary, the amount of any Losses incurred or suffered by an Indemnified Party shall be calculated after giving effect to (i) any insurance proceeds received by the Indemnified Party (or any of its affiliates) with respect to such Losses, (ii) any Tax benefit realized by the Indemnified Party (or any of its affiliates) arising from the facts or circumstances giving rise to such Losses and (iii) any recoveries obtained by the Indemnified Party (or any of its affiliates) from any other third party.  Each Indemnified Party shall exercise commercially reasonable efforts to obtain such proceeds, benefits, and recoveries.  If any such proceeds, benefits or recoveries are received by an Indemnified Party (or any of its affiliates) with respect to any such Losses after an Indemnifying Party has made a payment with respect to such a Loss, the Indemnified Party (or such affiliate) shall pay to the Indemnifying Party the amount of such proceeds, benefits or recoveries up to the amount of the Indemnifying Party’s payment.  Any Tax benefit realized by the Indemnified Party pursuant to this Section 7 (a) shall be calculated based on the highest marginal federal and state tax rate for Buyer, Seller, or Seller Stockholder, as applicable, and assuming that the Tax benefit can be fully utilized, either currently or in a carryback.

(ii)           Upon making any payment to an Indemnified Party in respect of any Losses, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party (and its affiliates) against any third party in respect of the Losses to which such payment relates.  Such Indemnified Party (and its affiliates) and the Indemnifying Party will execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

(iii)          Seller and Seller’s Stockholder shall have no obligation to indemnify Buyer or otherwise have liability to Buyer for consequential damages, special damages, incidental damages, indirect damages, lost profits or similar items.  Buyer shall have no obligation to indemnify Seller or Seller’s Stockholder or otherwise have liability to Seller or Seller’s Stockholder for consequential damages, special damages, incidental damages, indirect damages, lost profits or similar items.

(iv)          The party entitled to indemnification shall take all reasonable steps to mitigate all indemnifiable liabilities and damages upon and after becoming aware of any event which could reasonably be expected to give rise to any liabilities and damages that are indemnifiable hereunder.

(v)           Buyer shall not bring a claim or be entitled to indemnification with respect to any facts or circumstances resulting in a breach of any representation or warranty of which Buyer had Knowledge on or before the Closing Date; provided, however, that the foregoing provision shall not limit the Buyer’s right to indemnification under Section 7(h) subject to the limitation set forth in the immediately subsequent sentence.  Buyer shall not bring a claim or be entitled to indemnification with respect to any facts or circumstances relating to any lights, ballasts or transformers containing PCBs currently or formerly located on the Real Property.

(f)            Exclusive Remedy.  Except in the case of fraud or intentional misrepresentations, the provisions of this Section 7 shall provide the parties with the exclusive remedy for any breach of representation or warranty made pursuant to this Agreement.  With respect to any Retained Liability relating to violations of Environmental Health and Safety Requirements or releases of Hazardous Materials, and except in the case of fraud or intentional misrepresentations, the provisions of this Section 7 shall provide the parties with the exclusive remedy.

(g)           Limitation on Indemnification.  No party shall be entitled to any indemnification until it makes a written claim for indemnification in accordance with the provisions of this Section 7 to the party owing the indemnification, within the survival period of the indemnification and the aggregate of all losses of the claiming party, to which it would otherwise be entitled to indemnification hereunder exceeds the sum of $25,000 (the “Deductible”).  The parties agree that such limit applies to losses in the aggregate, and not to each individual loss, such that once the aggregate of a party’s indemnifiable losses exceed the Deductible, that party shall be entitled to indemnification for all losses not relating to violations of Environmental, Health and Safety Requirements or releases of Hazardous Materials in excess of the Deductible up to but not exceeding an amount equal to $500,000 (the “Limit”), except that if the loss is the result of fraud then there shall be no Limit or Deductible and such party shall have the right to full indemnification for all losses incurred.  This Section 7(g) shall not apply to Adverse Consequences that arise as a result of violations of Environmental, Health and Safety Requirements or releases of Hazardous Materials by Seller prior to the Effective Time.

(h)           Notwithstanding the limitations set forth in Section 7(g) above, Buyer shall be entitled to indemnification from Seller for all Adverse Consequences up to and not exceeding an amount equal to $1,250,000 to the extent such Adverse Consequences arise as a result of violations of Environmental, Health and Safety Requirements or releases of Hazardous Materials by Seller prior to the Effective Time.  On or after the second anniversary of the Closing Date, neither Buyer 1 nor Buyer 2 shall sue Seller or Seller’s Stockholder or bring a claim or be entitled to indemnification from Seller or Seller’s Stockholder for any violations of Environmental, Health and Safety Requirements or releases of Hazardous Materials except to the extent that the Adverse Consequences consist of Adverse Consequences that arise as a result of any claim by a third party or any Governmental Entity against the Buyer relating to violations of Environmental, Health and Safety Requirements or releases of Hazardous Materials by Seller occurring prior to the Effective Time; provided, further, however, if at any time Buyer 1 or Buyer 2 is named as a defendant in any proceeding concerning violations of Environmental, Health and Safety Requirements or releases of Hazardous Materials by Seller occurring prior to the Effective Time, Buyer 1 or Buyer 2 may join Seller as a third party defendant or an additional defendant in such proceeding.

8.             Conditions to Obligation to Close.

(a)           Conditions to Obligation of Buyer.  The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i)            The representations and warranties set forth in §3 above shall be true and correct in all material respects at and as of the Closing Date;

(ii)           Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(iii)          Seller shall have procured all of the third party consents identified on Exhibit G (the “Consents”), in the form set forth on Exhibit H hereto, and without any material modification to the underlying agreement

(iv)          No action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would prevent consummation of any of the transactions contemplated by this Agreement or cause any of the transactions contemplated by this Agreement to be rescinded following consummation;

(v)           Seller shall have delivered to Buyer a certificate to the effect that each of the conditions specified above in §8(a)(i), (ii) and (iv) is satisfied in all respects;

(vi)          Buyer, having obtained a commitment for an ALTA Owner’s Title Insurance Policy or other form of policy reasonably acceptable to Buyer for the Real Property, issued by a title insurance company reasonably satisfactory to Buyer (the “Title Company”), together with a copy of all documents referenced therein (the “Title Commitments”);

(vii)         At Closing, Buyer shall have obtained title insurance policies from the Title Company (which may be in the form of a mark-up of a pro forma of the Title Commitments) in accordance with the Title Commitments, insuring Buyer’s fee simple title to the Real Property as of the Closing Date (including all recorded appurtenant easements insured as separate legal parcels) with gap coverage from Seller through the date of recording, subject only to Permitted Encumbrances, in the amount of $1,450,000 and include all available endorsements (the “Title Policies”); Buyer may arrange for any available endorsement to the Title Policies, the cost of which shall be borne by Buyer, and Seller shall reasonably cooperate with Buyer in obtaining such available endorsements, but no endorsement shall be a condition to closing or constitute a failure of a condition precedent;

(viii)        Seller shall have developed a bank of inventory in quantities to be mutually agreed between the parties;

(ix)           Seller delivering at Closing to Buyer 2 a Special Warranty Deed conveying to Buyer 2 a marketable title to all of the Real Property free and clear of all encumbrances, except Permitted Encumbrances whatsoever, except taxes due and payable after the Closing and except for public utility easements which are not material to the location of the Real Property Improvements;

(x)            Buyer (or any lender to Buyer) shall not have received after the date of execution of this Agreement any new information of any event that could give rise to a good faith claim by Buyer for damages or remediation in excess of $25,000 due to a claim related to Environmental Health and Safety Regulations or the release of Hazardous Materials into, on, from or emanating from the Real Property and Seller elects not to, or is not ordered by a governmental entity to, remediate such claim (the parties hereto agreeing that neither Seller nor Seller’s Stockholder have any obligation to so correct or remedy such recognized environmental conditions that would require Seller to incur costs in excess of $25,000); and

(vi)          No creditor of, or lender to, Buyer shall have required the removal of any lights, ballasts or transformers containing PCBs located at or on the Real Property or the Improvements.

Buyer may waive any condition specified in this §8(a) if it executes a writing so stating at or prior to the Closing.

(b)           Conditions to Obligation of Seller.  The obligation of Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i)            the representations and warranties set forth in §4 above shall be true and correct in all material respects at and as of the Closing Date;

(ii)           Buyer shall have performed and complied with all of its covenants hereunder in all respects through the Closing;

(iii)          No action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would prevent consummation of any of the transactions contemplated by this Agreement or cause any of the transactions contemplated by this Agreement to be rescinded following consummation;

(iv)          Buyer shall have delivered to Seller a certificate to the effect that each of the conditions specified above in §8(b)(i)-(iii) is satisfied in all respects;

(v)           Seller shall not have received after the date of execution of this Agreement any new information of any event that could give rise to a good faith claim by Buyer or any governmental entity for damages or remediation in excess of $25,000 due to a claim related to Environmental Health and Safety Regulations or the release of Hazardous Materials into, on, from or emanating from the Real Property; and

(vi)          No creditor of, or lender to, Buyer shall have required the removal of any lights, ballasts or transformers containing PCBs located at or on the Real Property or the Improvements. Seller may waive any condition specified in this §8(b) if it executes a writing so stating at or prior to the Closing.

9.             Termination.  Certain of the Parties may terminate this Agreement as provided below:

(a)           Buyer and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b)           Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (A) in the event Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified Seller of the breach, and the breach has continued without cure for a period of twenty (20) days after the notice of breach or (B) if the Closing shall not have occurred on or before March 31, 2005, by reason of the failure of any condition precedent under §8(a) hereof (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement) and the Parties have not extended the date of Closing by written agreement prior thereto; and

(c)           Seller may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (A) in the event Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Seller has notified Buyer of the breach, and the breach has continued without cure for a period of twenty (20) days after the notice of breach or (B) if the Closing shall not have occurred on or before March 31, 2005, by reason of the failure of any condition precedent under §8(b) hereof (unless the failure results primarily from Seller itself breaching any representation, warranty, or covenant contained in this Agreement) and the parties have not extended the date of Closing by written agreement prior thereto.

In the event of the termination of this Agreement pursuant to § 9, the provisions of this Agreement shall (except as provided in this sentence) immediately become void and of no further force and effect, and there shall be no liability on the part of Buyer or Seller to one another, except liability for any breach of this Agreement (based on any representation, warranty, covenant or otherwise) prior to the time of such termination; provided, however:

(x)            If this Agreement is terminated by Seller pursuant to §9(b) as a result of breach of this Agreement by Buyer or if Buyer fails to close prior to March 31, 2005 and all of the conditions to Closing set forth in §8(a) have been satisfied, then (i) Buyer shall pay Seller, in immediately available funds as liquidated damages, an amount equal to the out-of-pocket costs and expenses paid by Seller in connection with the negotiation, execution and performance of this Agreement (including reasonable attorneys’ fees) in addition to any other legal or equitable remedies available and (ii) Buyer agrees that for a period of two years after the termination of this Agreement, neither Buyer nor any of its affiliates (on behalf of itself or any other person or entity) shall, directly or indirectly, manufacture or sell any products to any Material Customer that are the same or a replacement for any products and programs manufactured or sold by Seller on or prior to the Effective Time to that Material Customer or enter into any agreement to manufacture or sell any products to any Material Customer that are the same or a replacement for any products and programs manufactured or sold by Seller to that Material Customer; provided, that this clause (x) shall not apply three months after the date that Strydel ceases to operate as a business; and

(y)           If this Agreement is terminated by Buyer pursuant to §9(b) as a result of breach of this Agreement by Seller or Seller’s Stockholder or if Seller and Seller’s Stockholder fail to close prior to March 31, 2005 and all of the conditions to Closing set forth in §8(b) have been satisfied, then Seller and Seller’s Stockholder shall pay Buyer, in immediately available funds as liquidated damages, an amount equal to the out-of-pocket costs and expenses paid by Buyer in connection with the negotiation, execution and performance of this Agreement (including reasonable attorneys’ fees) in addition to any other legal or equitable remedies available; and

(z)            Seller shall not be liable for (i) any breach of any representation and warranties set forth in Sections 3(j), (g) and (n) in the event this Agreement is terminated or (ii) any breaches of any representation and warranty made as of the date hereof relating to contracts or purchase orders to which neither General Motors Corporation nor Norplas is a party.

The termination of this Agreement shall be effective on the date (i) in the case of a termination pursuant to §9(a), the consent is executed and (ii) in the case of a termination pursuant to §9(b) and (c), written notice is given by the terminating party to the other party hereto.

10.           Miscellaneous.

(a)           Press Releases and Public Announcements.  No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure if such party believes in good faith that such disclosure is required by applicable law.

(b)           No Third-Party Beneficiaries; Joint and Several Liability of Buyer.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.  All obligations of Buyer 1 and Buyer 2 hereunder shall be joint and several.

(c)           Entire Agreement.  This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

(d)           Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

(e)           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(f)            Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(g)           Notices.  All notices, requests, demands, claims, and other communications hereunder will be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Seller’s Stockholder:	The Ohio Art Company One Toy Street P.O. Box. 111 Bryan, Ohio 43506 Attention: William C. Killgallon

Copy to:	McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606-5096 Attention: Thomas J. Murphy

If to Seller:	Strydel, Inc. One Toy Street P.O. Box 111 Bryan, Ohio 43506 Attention: William C. Killgallon

Copy to:	McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606-5096 Attention: Thomas J. Murphy

If to Buyer:	May and Scofield, LLC 445 East Van Riper Fowlerville, Michigan 48836 Attention: W. Rickard Scofield

Copy to:	Miller, Canfield, Paddock and Stone, P.L.C 840 West Long Lake Road, Suite 200 Troy, Michigan 48098-6358 Attention: Brad B. Arbuckle

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

(h)           Governing Law.  This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Ohio without giving effect to any choice or conflict of law provision or rule (whether of the State of Ohio or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Ohio.

(i)            Amendments and Waivers.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller.  Seller may consent to any such amendment at any time prior to the Closing with the prior authorization of its board of directors.  No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(j)            Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(k)           Expenses.

(i)            Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby (unless otherwise specifically set forth herein).

(ii)           The costs of the real estate conveyance fee in an amount not greater than $5,000 shall be paid by Seller.  Title insurance policy fees in an amount not greater than $5,000 shall be paid by Seller; provided that all costs and fees of endorsements requested by Buyer under Section 8(a)(vii) shall be paid by Buyer. All survey costs, recording fees and environmental assessment reports commissioned by Buyer or any lender to Buyer and endorsements to Title Policies requested by Buyer shall be paid by Buyer.

(l)            Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The word “including” shall mean including without limitation.

(m)          Incorporation of Exhibits and Schedules.  The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(n)           Waiver.  The waiver by any party hereto of any breach of any provision of his Agreement shall not operate or be construed as a waiver of any subsequent breach by any party hereto.  Further, the failure to immediately take action in the event of a breach shall not operate or be construed as a waiver of such breach.

[signature page on following page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

BUYER 1:

May and Scofield, LLC

By:
Name:
Title:

BUYER 2:

M&S Ohio Real Estate Holdings, LLC

By:
Name:
Title:

SELLER:

Strydel, Inc.

By:
Name:
Title:

SELLER’S STOCKHOLDER:

The Ohio Art Company

By:
Name:
Title:

Index of Schedules and Exhibits

1.     Exhibit (A).  Leases or Subleases of Seller

2.     Exhibit (B).  Agreements and contracts of Seller to be assumed by Buyer

3.     Exhibit (C).  Agreements and contracts of Seller not assumed by Buyer

4.     Exhibit (D).  Liabilities to be assumed by Buyer

5.     Exhibit (E).  Legal Descriptions of Real Property

6.     Exhibit (F).  Asset allocation schedule

7.     Exhibit (G).  Third Party consents

8.     Exhibit (H).  Form of Third Party consent

1.     Schedule (A).  Key Personnel of Seller.

2.     Schedule 3(c).  Non-Contravention.

3.     Schedule 3(f) Unaudited financial statements as of September 30, 2004

4.     Schedule 3(h)(A).  Material Customers and Material Suppliers

5.     Schedule 3(h)(B).  Seller’s outstanding purchase orders with vendors of a value greater than $50,000

6.     Schedule 3(h)(C).  Customers who have given written termination of relationship with Seller since February 1, 2004

7.     Schedule 3(i).  Inventory

8.     Schedule 3(j):

•      Legal description of real property;

•      Lessees of Seller’s real property;

•      Notices of condemnation, expropriation, or eminent domain against Seller’s property;

•      Injunctions, decrees, orders, writs, or judgments outstanding;

•      Claims, litigation, administrative actions against the property or business of Seller;

•      Violations of building, zoning, subdivision, health and safety and other land use laws, and all insurance requirements;

•      Exceptions to direct access to a public street;

•      Dependence on property of others for access, use, or operation;

•      Notices of cuts in any water, gas, electrical, telecommunications, sewer, storm, and waste water systems, and other utility services or systems

9.     Schedule 3(n).  Environmental matters

10.   Schedule 5(d).  Access

11.   Schedule 6(c).  Non-solicitation of Employees